Exhibit 99.1

Digital Currency X Technology Enters Into Securities Purchase Agreement for a Private Placement of US$700 Million of Units, Payable in U.S. Dollars or Digital Assets, to Advance Its Digital Asset Treasury Strategy

NEW YORK, June 25, 2026 (GLOBE NEWSWIRE) — Digital Currency X Technology Inc. (Nasdaq: DCX) (“DCX” or the “Company”), a digital asset treasury management company, today announced that it has entered into a securities purchase agreement (the “Agreement”) with certain investors for a private placement of an aggregate of US$700,000,000 of units of the Company (the “Units”). Each Unit consists of one Class A ordinary share, par value US$0.0001 per share (the “Ordinary Share”), and three warrants (the “Warrants”). The purchase price per Unit is US$2.11, and the Warrants have an exercise price of US$2.11 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after June 24, 2026, and will expire three years after such date. The Company intends to use the proceeds from the private placement for working capital and general corporate purposes, including the continued execution of its digital asset treasury strategy and the expansion of its newly established AI cloud computing services business, further diversifying the Company’s revenue base.

The transaction advances the Company’s strategic transition from its legacy electric-vehicle manufacturing operations to a focused digital-asset treasury and technology business. By accepting Bitcoin, Ethereum, and other agreed digital assets as payment for the Units, DCX has aligned the financing mechanics with the assets it already holds, manages, and stakes, allowing the Company to grow its digital asset treasury directly, rather than solely through open-market purchases funded by cash proceeds.

“This financing is structured to match how we operate as a treasury-focused company,” said Melissa Chen, Chief Executive Officer of DCX. “Investors can subscribe with the same digital assets we hold and manage, which lets us build our balance sheet without forcing conversions through the market.”

About Digital Currency X Technology Inc.

Digital Currency X Technology Inc. (Nasdaq: DCX) is a pioneering digital asset treasury management company focused on developing innovative infrastructure for secure cryptocurrency custody and storage solutions. The Company has strategically positioned itself at the forefront of institutional digital asset adoption. The Company is executing a comprehensive digital currency strategy that includes treasury optimization, participation in decentralized finance (DeFi) ecosystems, and development of advanced custody infrastructure.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the anticipated closing of the private placement, the expected use of proceeds, the amount of proceeds that may be raised, and the Company’s digital asset treasury strategy and business plans. These statements involve known and unknown risks, uncertainties and other factors — including, among others, the Company’s ability to satisfy the conditions to closing and to complete the offering; the number of Units ultimately sold; the volatility and price fluctuation of Bitcoin, Ethereum and other digital assets; risks relating to digital asset custody, staking, blockchain networks and smart contracts; the Company’s limited operating history in the digital asset sector; the evolving regulatory environment for digital assets; and the Company’s ability to maintain compliance with Nasdaq continued listing standards — that may cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com